SEC
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Secti
SECURITIES AND EXCHANGE COMMISSION
MAR 22 2021
Washington, D.C. 20549
Washington DC
416

21001568

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 W. Dry Creek Cir. Suite 800
(No and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Tiller 817-308-9007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP.
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Z. JANE RILEY
Notary Public
State of Colorado
Notary ID # 19984001983
My Commission Expires 04-16-2022

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Leaders Group, Inc.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Net Capital Calculation has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Net Capital Calculation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as The Leaders Group, Inc.'s auditor since 2014.

Denver, Colorado
February 18, 2021

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

		December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note A-1)	$	5,984,074
Compensation receivables		1,722,115
Clearing deposit		50,000
Total current assets	$	7,756,189
PROPERTY AND EQUIPMENT		
Furniture and Fixtures	$	315,665
Leasehold Improvements		66,537
Accumulated Depreciation		(180,535)
Total property and equipment	$	201,667
OTHER ASSETS		
Deposits	$	31,827
Right-of-use asset, net		872,800
Prepaid expense		241,905
Total other assets	$	1,146,532
Total assets	$	9,104,388
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note B)	$	190,138
Compensation payable		3,511,813
Income tax payable (Note E)		153,608
Current lease liability		231,613
Other accrued liabilities		793,974
Total current liabilities	$	4,881,146
LONG TERM LIABILITIES		
Deferred income tax	$	49,700
Note Payable - SBA Loan (Note D)		550,400
Lease liability, net of current		662,225
Total long term liabilities	$	1,262,325
Total liabilities	$	6,143,471
COMMITMENTS AND CONTINGENCIES (Note C)		
STOCKHOLDERS' EQUITY (NOTE F)		
Common stock, $ .10 par value, 20,000 shares authorized, 10,250 issued and outstanding	$	1,025
Additional paid-in capital		12,975
Retained earnings		2,946,917
Total stockholders' equity	$	2,960,917
Total liabilities and stockholders' equity	$	9,104,388

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF OPERATIONS

		For the year ended December 31, 2020
Revenue		
Compensation Income	$	84,039,721
Support Fees		5,056,475
Interest Income		8,552
Total revenue	$	89,104,748
Expenses		
Compensation Expense	$	77,959,804
Employee Comp. and benefits		5,971,372
General and Administrative		3,609,935
Communication and data processing		45,844
Occupancy		249,189
Total expenses	$	87,836,144
Net income before income tax expense	$	1,268,604
Income tax expense (Note D)	$	182,596
Net income	$	1,086,008

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2020

	Common Stock Shares	Amount	Additional Paid-in capital	Retained earnings	Total
Balance – December 31, 2019	10,250	$ 1,025	$ 12,975	$ 1,860,909	$ 1,874,909
Net income – 2020				$ 1,086,008	$ 1,086,008
Less Dividends		$ -	$ -	$ -	$ -
Balance – December 31, 2020	10,250	$ 1,025	$ 12,975	$ 2,946,917	$ 2,960,917

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2020

		2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,086,008
Adjustments to reconcile net income to		
net cash provided by operating activities		
Depreciation expense	$	48,799
Loss on disposal of fixed asset	$	660
Change in provision for allowance of bad debt	$	(17,067)
Amortization of lease asset	$	228,011
Change in assets and liabilities		
Change in compensation and representatives receivables	$	177,613
Change in prepaid expense	$	(112,872)
Change in deposits	$	15,502
Change in accounts payable	$	116,130
Change in other accrued liabilities	$	115,155
Change in compensation payable	$	(988,858)
Change in income tax payable	$	25,182
Change in deferred tax payable	$	(50,100)
Principal payments of lease liability	$	(222,806)
Net cash provided by operating activities	$	421,357
CASH FLOW FROM EQUITY TRANSACTIONS		
Cash dividend distributions	$	-
CASH FLOW FROM FINANCING TRANSACTIONS		
Proceeds from Note Payable - SBA Loan	$	550,400
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	971,757
Cash and cash equivalents – beginning of the year	$	5,012,317
Cash and cash equivalents – end of year	$	5,984,074
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	207,514
Interest	$	600

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, comprising of agency transactions. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cubicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives.

A summary of the investment in property and equipment as of December 31, 2020, net of accumulated depreciation, is as follows:

	2020
Furniture and Fixtures	$ 162,632
Leasehold Improvements	39,035
	$ 201,667

Depreciation expense charged to operations for the year ended December 31, 2020, was $48,799.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated compensation income and expenses reported on a trade date basis.

4. *Compensation, Compensation Receivable and Compensation Expense*

Compensation and related clearing expenses are recorded on a trade-date basis. As such, the Company records compensation revenue and expense on an accrual basis. Compensation receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2020, an allowance for bad debt of $31,573 is recorded.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or materials are produced. Advertising and marketing expense for the year ended December 31, 2020 was $41,978 including general administrative, and other expenses.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior, to 2017.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, compensation and representative receivables, clearing deposits receivable, prepaid expenses, accounts payable, compensations payable, income tax payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

9. Leases

The Company is a lessee in a noncancelable operating lease. The operating lease asset is included as a right-of-use ("ROU") asset while the corresponding lease liability is included in operating lease liability in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedients, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU assets. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the Dave Wickersham Estate, with Bernadette Wickersham as President, under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2017 the agreement was amended and with mutual consent between the Company and WMC, the fee is subject to Company management approval and for the year ended December 31, 2020, $360,000, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the majority shareholders of the Company. During 2020, the Company paid compensation to Advisors in the amount of $147,098 and received from Advisors $400,000 for services provided by the Company to Advisors.

Capitas Financial, Inc.

The Company has a 1/40 ownership interest in Capitas Financial, Inc. ("Capitas"). During 2020, the Company recognized compensation revenue of $6,033,882 and compensation expense of $5,726,824 related to activity with Capitas. The compensation revenue and compensation expense accounted for approximately 7.18% of the Company's compensation revenue and 7.35% of the Company's compensation expense in 2020. Management has assigned no value to the ownership interest.

Accounts Payable

As of December 31, 2020, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $24,972, for expenses paid on behalf of the Company.

NOTE C – COMMITMENTS AND CONTINGENCIES

Lease

The Company has an operating lease for office space. The lease terminates in September 2024 and does not contain an option to either extend or terminate the lease. The Company utilized a discount rate of 1.83% which approximates the Company's incremental borrowing rate.

The components of lease expense for the year ended December 31, 2020 were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$ 228,011
Interest on operating lease liabilities	$ 18,578
Total operating lease costs	$ 246,589

Supplemental statement of financial condition at December 31, 2020, relating to leases were as follows:

Operating Leases:	
Right-of-use assets	$1,326,870
Accumulated amortization	$ (454,070)
Right-of-use, net	$ 872,800

Maturities of lease liabilities at December 31, 2020, were as follows:

Year	Operating Leases
2021	$ 246,040
2022	$ 250,706
2023	$ 255,364
2024	$ 173,088
Total lease payments	$ 925,198
Less imputed interest	$ (31,360)
	$ 893,838

Risk

On occasion throughout the year and at December 31, 2020, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of December 31, 2020, total deposits of $5,249,337 are subject to loss should the bank cease operations.

In March 2020, the World Health Organization declared that the outbreak of a novel coronavirus (COVID-19) constituted a "Public Health Emergency of International Concern." This outbreak disrupted supply chains and affected production and sales across a range of industries throughout 2020. The spread of COVID-19 continues into 2021 and cases are not expected to decrease until the majority of the US population is vaccinated. Vaccinations are currently available but distribution of the vaccination to all citizens my take several more months. At February 18, 2021, the total extent of the impact of COVID-19 on the Company's operational and financial performance as well as the Company's customers and employees, remains uncertain and cannot be predicted.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 6% of eligible compensation. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $164,634 for 2020.

Regulatory Disputes

The Company is involved in various regulatory disputes and litigation arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts may be sought by certain parties. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE D – NOTE PAYABLE – SBA LOAN

Paycheck Protection Program Loan

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act created and funded the Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. On April 15, 2020, the Company applied for and received a PPP loan in the amount of $550,400, maturing on April 1, 2022 and bearing an interest rate of 1.00%. The required payments and interest on the loan are currently deferred and the loan may be partially or fully forgiven based on satisfying the terms and conditions of the program.

The portion of the loan that is forgiven by the SBA will be reflected as debt forgiveness income in the period in which forgiveness is granted. If the criteria are not met, payments are required on the portion of the loan that is not forgiven in accordance with the terms of the loan.

The Company anticipates that the entire balance of the PPP loan will be forgiven. However, as of the date of the issuance of these financial statements, the forgiveness application has not been completed and thus no determination of forgiveness can be made.

NOTE E – INCOME TAXES

Deferred Income taxes arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The component of the provision for income tax expense for the year ended December 31, 2020, is as following:

	2020
Current Income Tax	$ 232,696
Deferred Income Tax	(50,100)
	$ 182,596

Deferred income tax is comprised of timing differences in depreciation expense at December 31, 2020.

NOTE F – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.66% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2020, the Company had net capital of $2,481,850, which was $2,186,689 in excess of the required net capital requirement of $295,161. The Company's aggregate indebtedness to net capital ratio was 1.78 to 1 as of December 31, 2020.

NOTE G – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2020, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying footnotes were available for issuance.

The Leaders Group, Inc.

NET CAPITAL CALCULATION

December 31, 2020

CREDIT:		
Stockholders' Equity	$	2,960,917
DEBITS:		
Nonallowable assets:		
Prepaid expenses	$	241,905
Deposits		31,827
Receivables from non-customers		2,653
Compensation Receivables		1,015
Fixed Assets		201,667
Total debits	$	479,067
NET CAPITAL	$	2,481,850
Minimum requirements of 6-2/3% of aggregate indebtedness of $4,427,413 or $50,000, whichever is greater	$	295,161
Excess net capital	$	2,186,689
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	190,138
Compensation payable		3,511,813
Income tax payable		154,024
Excess of lease liability over right-to-use asset		21,038
Note Payable - SBA Loan		550,400
Total aggregate indebtedness	$	4,427,413
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.78 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Accounting Firm.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Leaders Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 18, 2021

THE LEADERS GROUP

Exemption Report Under SEC Rule 17a-5 For The Leaders Group, Inc. 2020

The Leaders Group, Inc. does not carry any customer accounts or securities. We are a fully disclosed introducing firm.

We are exempt from the recordkeeping requirements of § 240.17a-3(a)(23) that require documenting the credit, market, and liquidity risk management controls since we do not have $1,000,000,000 in aggregate credit items as computed under § 240.15c3-3a; or $20,000,000 in capital, which includes debt subordinated in accordance with §240.15c3-1d. We do not hold free credit balances or any other credit balances. We do not use any customer funds in the business of the firm. Thus, we are exempt from the requirements of §240.15c3-3(j)(1) of sending customers statements of accounts.

We are exempt under §240.15c3-3(k)(2)ii. All customer funds and securities are sent promptly to the clearing firm or product sponsor. Any customer checks mistakenly written to the firm are returned to the customer. There were no checks written to the firm in 2020. There were no exceptions to these policies in 2020.

The Company met the exemption provisions throughout the most recent fiscal year without exception.

Submitted by:

Sean Wickersham
President & Chief Marketing Officer

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
The Leaders Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, which were agreed to by The Leaders Group, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 18, 2021

The Leaders Group, Inc.

SIPC-7 CALCULATION

December 31, 2020

General assessment per Form SIPC-7, including interest	$	120
Less: payments made with Form SIPC-6	$	-
Overpayment applied	$	(1,012)
Total assessment balance (or overpayment carried forward)	$	(892)

See Report of Independent Registered Accounting Firm.